UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 4, 2025, Rezolve AI Limited (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”), by and between the Company and DBLP Sea Cow Ltd, a limited company organized under the laws of the Seychelles (“Seller”), pursuant to which the Company agreed to purchase, and the Seller agreed to sell, the entire issued and to be issued share capital of each of Bluedot Industries, Inc., a Delaware corporation, and Bluedot Industries Pty. Ltd. (together, “Bluedot”), an Australian proprietary limited company registered in Victoria on 7 December 2013 with Australian Company Number 165 206 566 (the “Acquisition”).

As consideration for the Acquisition, the Company will issue 819,736 ordinary shares of the Company to the Seller.

The Purchase Agreement contain customary representations, warranties, and covenants. The Purchase Agreement also contain conditions to the completion of the Acquisition including the delivery by the Seller to the Company of the US GAAP Accounts of Bluedot in a form which is to the satisfaction of the Company, and the adoption of shareholder resolutions by the Company approving the Acquisition as is required under section 190 Companies Act 2006.

The Seller is a related party and is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner. Both Daniel Wagner and John Wagner are directors of the Seller.

The parties expect to complete the Acquisition as soon as practicable following the satisfaction or waiver of the conditions to the Acquisition.

Exhibit No.	Description
10.1	Purchase Agreement, dated February 4, 2025, by and between Rezolve AI Limited and DBLP Sea Cow Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 7, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman